SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑         Form 40 F ☐

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐         No ☑

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
		Name:	Tor F. Johansen
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated November 8, 2004.	4

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PRESS RELEASE

November 8, 2004

Third quarter 2004:
Record high backlog for new export loans

     The volume of accepted loan offers from Eksportfinans has more than doubled in the last year, from NOK 2.9 billion at 30 September 2003 to NOK 6.8 billion one year later. The increase is primarily from the maritime sector, and is mainly due to the favourable interest rates that Eksportfinans can offer on Government supported export credits. This so-called CIRR interest rate has been favourable throughout 2004 compared with market interest rates.

     – According to an internal survey we are currently involved in between 75 and 80 percent of all international shipping projects in Norway, while one year ago we were involved in about 10 percent. This is due to a general upturn at Norwegian yards, combined with the favourable interest rates we are able to offer, says President and CEO in Eksportfinans ASA, Tor F. Johansen.

     In the same period land-based exports from Norway has had a positive development. In the first nine months of 2004, Eksportfinans disbursed NOK 4.2 billion in new export related loans, against NOK 2.0 billion in the corresponding period in 2003.

     The net income before taxes for the group was NOK 226 million at September 30, 2004. This was a decrease of NOK 55 million since September 30, 2003, mainly due to the lower interest rate level for Norwegian kroner. Total assets were NOK 108.5 billion at the end of the third quarter 2004, which is an increase of NOK 5.2 billion since year-end 2003.

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     Key figures for Eksportfinans:

	At September 30,	At September 30,
	2004	2003
New export lending	NOK 4.2 billion	NOK 2.0 billion
New municipal lending	NOK 8.8 billion	NOK 8.0 billion
New long-term borrowings	NOK 14.5 billion	NOK 25.2 billion
Balance sheet	NOK 108.5 billion	NOK 101.7 billion
Capital adequacy	17.6%	19.7%
Operating result before tax	NOK 226 million	NOK 281 million
Losses on lending	0	0

     Eksportfinans’ international credit rating is Aaa from Moody’s, AA+ from Standard & Poor’s and AAA from Fitch Ratings. Eksportfinans’ ratings have remained unchanged throughout 2004.

     For more information, please contact:

     President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone +47 95 12 33 95 e-mail

     or

     Head of Information Elise Lindbaek, telephone +47 22 01 22 64, mobile phone +47 90 51 82 50 e-mail

     Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For further information, go to the website www.eksportfinans.no

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